Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 16 DATED JUNE 22, 2011

TO THE PROSPECTUS DATED APRIL 28, 2011

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 28, 2011 (the “Prospectus”), as supplemented by Supplement No. 13 dated May 26, 2011, Supplement No. 14 dated June 7, 2011, and Supplement No. 15 dated June 14, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions.”

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions”

The following subsection is inserted after the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions—Baltimore Building Two” on page 85 of the Prospectus. The disclosure in Section A of Supplement No. 14, dated June 7, 2011, is hereby superseded:

Class A Industrial Portfolio

On June 17, 2011, three of our wholly-owned subsidiaries acquired a 100% fee interest in two industrial buildings and a 100% leasehold interest in a third industrial building, aggregating approximately 2.0 million square feet on 143.2 acres. The buildings are located in Atlanta, Georgia; York, Pennsylvania; and Houston, Texas, which we refer to collectively herein as the “Class A Industrial Portfolio.” In connection with this acquisition, three separate purchase and sale agreements were entered into by and between our wholly-owned subsidiaries and the group of sellers that includes VIF II/Liberty Industrial, LLC for the Atlanta, Georgia building; VIF II/York, L.P. for the York, Pennsylvania building; and GSL 16/VIF Gillingham, L.P. for the Houston, Texas building. The Class A Industrial Portfolio is 100% leased to five tenants with an average remaining lease term (based on square feet) of approximately 13 years. Four of these tenants each individually lease more than 10% of the rentable area of the Class A Industrial Portfolio, as described below:

•

Phillips-Van Heusen Corporation, a global apparel company, leases approximately 851,000 square feet, or approximately 43% of the portfolio’s rentable area, under a lease that expires in August 2030 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $2.2 million and is subject to a rent escalation of approximately 7% in September 2011 and annual rent escalations of 1% thereafter in September.

•

GlaxoSmithKline Consumer Healthcare, L.P., a division of GlaxoSmithKline plc, a pharmaceutical company, that produces oral healthcare and over-the-counter medications, leases approximately 494,000 square feet, or approximately 25% of the portfolio’s rentable area, under a lease that expires in December 2022 with three options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $1.4 million and is subject to a rent escalation to approximately $2.6 million per year in January 2013 and annual rent escalations of 2% thereafter. The lease is guaranteed by GlaxoSmithKline LLC.

•

Fairfield Industries Incorporated, a geophysical service provider specializing in shallow-water seismic data mining and technology, leases approximately 267,000 square feet, or approximately 14% of the portfolio’s rentable area, under a lease that expires in January 2019 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $1.7 million and is subject to a rent escalation of approximately 3% every three years beginning in September 2011.

•

Suntron GCO, LP, a manufacturing company that provides electronic systems to the aerospace, medical, telecom, and defense industries, leases approximately 223,000 square feet, or approximately 11% of the portfolio’s rentable area, under a lease that expires in March 2013 with one option to extend the lease for a period of seven years. The annual base rent under the lease is currently approximately $1.5 million, with no further escalations remaining. The lease is guaranteed by Suntron Corporation.

In general, all the tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of their respective properties.

Our management currently believes that the Class A Industrial Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Class A Industrial Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Class A Industrial Portfolio that may compete with this portfolio. The cost of the Class A Industrial Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price was approximately $111.8 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 6.5%. Pursuant to the terms of the Advisory Agreement, we paid an acquisition fee of approximately $1.9 million to the Advisor. We funded the acquisition using proceeds from this offering and debt financing described below.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Class A Industrial Portfolio for the year ended December 31:

Year (1)	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2010	100%	$3.59 (3)

(1)	Data for the years ended December 31, 2006, 2007, 2008, and 2009 was not available as it was not provided by the seller.
(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.
(3)	The average effective annual gross rent per leased square foot, including tenant concessions for the year ended December 31, 2010, was $3.22.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Class A Industrial Portfolio:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2011	—	—	—	—	—
2012	1	130,000	7%	$455,000	6%
2013	1	222,600	11%	$1,469,160	21%
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	1	266,663	14%	$1,684,934	24%
2020	—	—	—	—	—

(1)

Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first positive rent value is used.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property”

The following subsection is inserted after the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions—Debt Secured by the Kent Valley Distribution Building” on page 88 of the Prospectus:

Debt Secured by the Class A Industrial Portfolio

On June 17, 2011, we, through one of our subsidiaries, entered into a secured, non-recourse loan agreement with Great-West Life & Annuity Insurance Company (“Great-West Life”) for an aggregate amount of $66.9 million, which we refer to as the “GWL Facility.” The GWL Facility bears a fixed interest rate of 4.70%; requires interest-only monthly payments for the first five years of the loan and monthly payments of interest and principal thereafter (based on an approximate 30-year amortization); and has a contractual maturity of July 1, 2021. The GWL Facility is secured by mortgages, deeds to secure debt, or deeds of trust, as applicable, and related assignments and security interests in each of the three buildings in the Class A Industrial Portfolio.